UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for fiscal year ended December 31, 2008.

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

Commission File Number 001-00395

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCR Savings Plan

B.	Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

NCR Corporation

1700 South Patterson Boulevard, Dayton, OH 45479

NCR Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

NCR Savings Plan

Index

December 31, 2008 and 2007

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and

Administrator of the NCR Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the NCR Savings Plan (the “Plan”) at December 31, 2008 and December 31, 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, “Schedule of Assets Held at End of Year,” is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Dayton, Ohio
June 26, 2009

NCR Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	December 31,
	2008	2007
Assets
Total investments at fair value	$982,204,979	$1,510,379,424

Contributions receivable:
Participants	433,897	1,331,767
Employer	96,326	667,190
Other receivables	519,091	814,357

Total assets	983,254,293	1,513,192,738

Liabilities

Accounts payable	780,403	498,913
Accrued expenses	274,946	335,218

Total liabilities	1,055,349	834,131

Net assets available for benefits	$982,198,944	$1,512,358,607

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Year Ended December 31, 2008

Investment income (loss):
Net depreciation in fair value of investments	$(481,796,244)
Interest	1,824,392
Dividends	16,865,796

Total investment income (loss)	(463,106,056)

Contributions:
Participant	39,266,824
Employer, net of forfeitures	19,280,836

Total contributions	58,547,660

Deductions
Benefits paid to participants	(124,485,018)
Administrative expenses	(1,116,249)

Total deductions	(125,601,267)

Net decrease	(530,159,663)
Net assets available for benefits
Beginning of year	1,512,358,607

End of year	$982,198,944

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2008

1.	Description of the Plan

General

The NCR Savings Plan (the “Plan”) is a defined contribution plan established on May 1, 1985 by NCR Corporation (“NCR” or the “Company”) to give the Company’s employees more control over, and participation in, the accumulation of capital for their retirement.

The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. Also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan covers substantially all U.S. employees of the Company (other than certain categories of part-time, temporary and intern employees) and its domestic subsidiaries, except for employees covered by a collective bargaining agreement.

The terms of the Plan described below are applicable to the majority of participants. A small portion of participants are in sub-plan groups due to the merger of legacy 401(k) plans into the Plan. While terms of participants in the sub-plan groups may vary slightly from the terms described below, the sub-plan group participants have substantially the same benefits and requirements of the other Plan participants.

Contributions and Funding

All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions, to the Plan. Participants may elect to contribute up to twenty percent of their eligible compensation. The maximum contribution percentage limits vary based upon the participant’s base salary. Annual tax-deferred contributions per participant for the 2008 Plan year was limited to $15,500.

For each dollar contributed by a participant up to a maximum six percent of compensation, the Company funds an additional matching amount. Effective September 1, 2005, the NCR Pension Plan (the “Pension Plan”) was discontinued and benefit accruals under the Pension Plan were frozen except for certain grandfathered employees (e.g. employees age 40 and older who were participants in the Pension Plan at August 31, 2004 and made an election to continue to receive benefit accruals under the Pension Plan). Prior to January 1, 2007, for grandfathered Pension Plan participants, the Company’s matching contributions were seventy-five percent of the first three percent of pay contributed by the participant and fifty percent of the next three percent of pay. For all other Plan participants (including non-grandfathered Pension Plan participants), the Company’s matching contributions were one hundred percent of the first four percent of pay contributed by the participant, plus fifty percent of the next two percent of pay.

In September 2006, the Company announced a Plan amendment, effective January 1, 2007, that adjusted the Company matching contribution for all participants to one hundred percent of the first four percent of pay contributed by the participant, plus fifty percent of the next two percent of pay.

Effective June 1, 2002, the Plan was amended in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) to allow employees aged 50 and older to elect to make an additional $1,000 catch-up contribution during the 2002 plan year. Catch-up contribution amounts are not eligible for Employer matching contributions and increased by $1,000 each year through 2006. After 2006, the catch-up contribution adjusted for inflation in $500 increments. The maximum catch-up contribution for 2008 was $5,000.

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2008

Participants direct their contributions, as well as the Company’s matching contributions, among various investment strategies, as well as mutual funds, market index funds, and the NCR Unitized Stock Fund, which invests primarily in NCR Common Stock. The investment strategies are comprised of a combination of mutual funds, separately managed accounts and common/collective trusts and are managed to derive returns subject to the associated risk tolerance. The Mutual Fund Window Investments consists of mutual funds (more than 300) which offer a broad range of investment objectives (ranging from conservative to very aggressive and domestic to international) in which participants elect to contribute.

Vesting and Forfeitures

Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning with the participant’s hire date.

Participants become immediately and fully vested in their account (i) upon attainment of age 65, (ii) upon retirement, (iii) upon termination of employment due to a “reduction in force,” (iv) in the event of death, or (v) in the event of total and permanent disability. Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are reallocated and used to reduce future Company matching contributions. During the Plan year, forfeitures used to offset Company matching contributions were immaterial in relation to the Plan taken as a whole.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, and an allocation of Company contributions and Plan earnings. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participants may withdraw any employee tax-deferred contributions during their employment in the case of a “hardship” (as defined by the Plan), and participants may withdraw after-tax employee contributions for any reason. The participants may not withdraw any Company matching contributions or any earnings on Company matching or employee contributions until they terminate employment with the Company.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50 percent of their account balance, whichever is less. The loans are collateralized by the balance in the participant’s accounts and bear interest at a fixed rate based on the prime rate (as reported by the Wall Street Journal) in effect on the twentieth business day of the month prior to the month of the transaction. The term of the loan may be between one and five years. Principal and interest is paid ratably through monthly payroll deductions. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distribution amount. Loans at December 31, 2008 bear interest at rates ranging from 5% to 10.5% and are due at various dates through December 31, 2013. Loans are repaid through payable deductions.

Withdrawals and Benefits

Participants may withdraw vested balances upon reaching normal retirement age of 65, or upon a participant’s termination or disability. A participant’s beneficiary shall be eligible to receive a distribution of the participant’s account upon death of the participant. Hardship withdrawals, as defined by the Plan, may be made from all contributions at any time subject to approval by the

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2008

Plan’s Administrator. On termination of service, a participant receives a lump-sum amount equal to the value of the vested portion of their account if it is less than $1,000. Termination participants with more than $1,000 in vested benefits may elect to receive a lump-sum payment, quarterly installment payments, or leave the vested benefits within the plan until reaching the above noted retirement age, death and/or disability.

Termination of the Plan

The Company currently has no plans to terminate the Plan; however, the Company reserves the right to terminate the Plan at any time by action of the Board of Directors. No amendment or termination of the Plan may adversely affect a participant’s accrued benefits on the date of the amendment or termination. No amendment may change the requirement that the assets of the NCR Savings Plan Trust (the “Trust”) must be used for the exclusive benefit of the participants, the former participants and the beneficiaries.

Upon termination of the Plan, the Company may, at its option, continue the Trust in existence or cause the Trust to be liquidated. If the Trust is liquidated, distributions will be made to the various participants, former participants and beneficiaries in a single lump sum promptly after liquidation is effective. If the Trust is not liquidated, distributions will be made to the various participants when they cease employment. For a complete description of the Plan, participants should refer to the Plan Document.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could continue to materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

The Plan invests in securities with contractual cash flows, such as assets backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds are valued at the closing net asset values of the funds on the last day of the Plan fiscal year. Investments in common collective trust funds and managed funds are stated at fair value as determined based on the fair

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2008

value of the underlying assets. NCR Corporation Common Stock is valued at the last quoted sales price on the New York Stock Exchange on the last business day of the Plan fiscal year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis.

The Plan presents in its statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of investments, which consists of the realized gains and losses as well as the unrealized appreciation (depreciation) on those investments.

Other Receivables and Accounts Payable

Items represented in other receivables and accounts payable are primarily pending security settlements.

Plan Expenses

All initial and ongoing administrative costs of the Plan are paid by the Company, except for a $50 participant loan application fee. Brokerage fees and commissions are included in the cost of investments when purchased and in determining the net proceeds on sales of investments. Investment management fees are paid from the respective assets of the investment option.

Payments to Withdrawing Participants

The Plan records payments to withdrawing participants at the time of disbursement.

Rollover Contributions

Participant rollover contributions from other defined contribution plans are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits.

3.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

	December 31,
	2008	2007
NTGI - QM Collective Daily Aggregate Bond Index Fund, 370,052 and 502,951 shares, respectively	$139,962,766	$183,127,611

Pyramis Select International Equity Fund 639,514 and 696,479 shares, respectively	$58,470,735	$110,461,531

NTGI - QM Collective Daily S & P 500 Equity Index Fund, 26,477 and 24,978 shares, respectively	$66,930,537	$101,222,723

The Plan’s assets were also invested in Fidelity Mutual Fund Window investments, the fair value of which was $494,285,389 and $708,308,954 at December 31, 2008 and 2007, respectively. Within the Fidelity Mutual Fund Window, the aggregate fair value of the following investment funds represent five percent or more of the plan’s net assets:

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2008

	December 31,
	2008	2007
*Fidelity Contrafund 1,050,545 shares	—	$76,805,370

	December 31,
	2008	2007
**Fidelity Retirement Money Market Fund	$72,301,696	—

*	Fidelity Contrafund represented 5% or more of the Plan’s net assets in 2007, but not in 2008.
**	Fidelity Retirement Money Market Fund represented 5% or more of the Plan’s net assets in 2008, but not in 2007.

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(481,796,244) as follows:

Year Ended December 31, 2008
Mutual funds	$(238,920,083)
Managed accounts common stock	(108,107,219)
Common collective trust funds	(109,472,570)
Employer common stock	(25,296,372)

$(481,796,244)

Fair Value Measurements

As of December 1, 2008 the Plan adopted Financial Accounting Standard No. 157 (“SFAS No. 157”), “Fair Value Measurements.” SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2008

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level within the fair value hierarchy the Plan’s investment assets and investment liabilities at fair value, as of December 31, 2008. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$494,285,389	$—	$—	$494,285,389
Collective trusts		338,600,823	—	338,600,823
Managed accounts common stock	104,635,766			104,635,766
Employer common stock	33,491,933			33,491,933
Participant loans		11,191,068		11,191,068

Total investment assets, at fair value	$632,413,088	$349,791,891	$—	$982,204,979

4.	Related Party Transactions

Related party transactions during the year consisted of loans made to participants and investments in NCR Corporation common stock along with investments in funds offered by Pyramis Global Advisors (“Pyramis”), a wholly owned subsidiary of Fidelity Management and Research Company, and by other affiliates of the Plan trustee, Fidelity Management Trust Company. The Plan’s primary investment manager is Fidelity Investments (“Fidelity”). An affiliate of Fidelity serves as the record keeper for the Plan’s participant data. Another affiliate of Fidelity serves as the trustee of the Plan. The cash receipts and cash disbursements from these investments constitute related party transactions. Related party cash receipts and cash disbursements of the Plan for the Fidelity managed funds totaled $26,474,982 and $53,400,309, respectively, for the year ended December 31, 2008. Purchases and sales of investments managed by Pyramis during the year ended December 31, 2008 totaled $26,912,211 and $48,038,150, respectively. The Company also provides certain administrative, accounting and recordkeeping services to the Plan for which it is not compensated. None of these related party transactions are prohibited transactions as defined under ERISA.

5.	Tax Status

The Company received its latest favorable determination letter, dated April 24, 2009, from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (the Code). Therefore, the Company believes that the Plan is qualified and the related Trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2008

contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.

Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company matching contributions and the earnings of the Plan when the contributions are distributed to them.

6.	Subsequent Events

Effective on the January 16, 2009 paycheck, NCR reduced to 2% the match on employee contributions and will contribute 50 cents for each dollar contributed, up to the first 4% of eligible pay.

Effective April 29, 2009, the RCS, Inc. 401(k) Profit Sharing Plan (the “RCS Plan”), a wholly owned subsidiary of NCR Corporation, merged into the plan and the RCS Plan ceased to exist. The net assets of the RCS, Inc 401(k) Profit Sharing Plan, with total investments of $6,244,373, were transferred into the Plan April 29, 2009.

NCR Savings Plan

Supplemental Schedule

NCR Savings Plan

Schedule H, Line 4i – Schedule of Assets Held (at End of Year)**

December 31, 2008

(a)	(b) Identity of Issue, Borrower Lender, or Similar Party	(c) Description of Investment including maturity Date, Rate of Interest, Collateral, Par on Maturity Date	(d) Cost****	(e) Current Value

*	PYRAMIS AGGRESSIVE EQUITY FUND	Common Collective Trust Fund		$33,092,898
*	PYRAMIS SELECT INTERNATIONAL EQUITY FUND	Common Collective Trust Fund		58,470,735
	NTGI-QM COLLECTIVE DAILY AGGREGATE BOND INDEX FUN	Common Collective Trust Fund		139,962,766
	NTGI-QM COLLECTIVE DAILY EAFE INDEX FUND	Common Collective Trust Fund		14,669,294
	NTGI-QM COLLECTIVE DAILY RUSSELL 2000 INDEX FUND	Common Collective Trust Fund		25,474,593
	NTGI-QM COLLECTIVE DAILY S&P 500 EQUITY INDEX FUND	Common Collective Trust Fund		66,930,537

	Total Mutual Fund Window Investments***	Registered Investment Companies		494,285,389

*	NCR Common Stock	Common stock		33,491,933

	3COM CORP	Common stock		231,876
	3M CO	Common stock		494,844
	ABB LTD (REG) (SWIT)	Common stock		129,979
	ACE LTD	Common stock		127,008
	ADIDAS AG	Common stock		42,302
	ADVANTA CORP CL B	Common stock		35,112
	AEGEAN MARINE PETROLEUM N	Common stock		934,615
	AERCAP HOLDINGS NV	Common stock		352,016
	AEROVIRONMENT INC	Common stock		246,112
	AES CORP	Common stock		1,839,992
	AETNA INC	Common stock		2,077,650
	AGILENT TECHNOLOGIES INC	Common stock		10,941
	AHOLD NV, KONINKLIJKE	Common stock		290,954
	AIR LIQUIDE SA	Common stock		253,208
	ALASKA AIR GROUP INC	Common stock		146,250
	ALLIANCE HEALTHCARE SVCS	Common stock		62,676
	ALLIS-CHALMER ENERGY INC	Common stock		58,850
	ALLSTATE CORPORATION	Common stock		514,332
	ALON USA ENERGY INC	Common stock		82,350
	AMAG PHARMACEUTICALS INC	Common stock		223,166
	AMAZON.COM INC	Common stock		1,297,384
	AMERICA MOVIL SPON ADR SE	Common stock		278,910
	AMERICAN AXLE & MFG HLDGS	Common stock		57,800
	AMERICAN EXPRESS CO	Common stock		389,550
	AMERICAN FINL GROUP OHIO	Common stock		345,488
	AMERICAN GREETINGS CL A	Common stock		143,073
	AMERICAN PUBLIC EDUCATION	Common stock		175,462
	AMERICAN WOODMARK	Common stock		123,964
	AMERISTAR CASINO	Common stock		232,243
	AMGEN INC	Common stock		1,224,300
	AMKOR TECHNOLOGY INC	Common stock		50,576
	AMPCO-PITTSBURG CORP	Common stock		134,540
	ANTHRACITE CAPITAL INC	Common stock		75,151
	ARCH CAPITAL GROUP LTD	Common stock		84,120
	ARCTIC CAT INC	Common stock		102,506
	ARIBA INC	Common stock		290,332
	ARVINMERITOR INC	Common stock		58,710
	ASTORIA FINANCIAL CORP	Common stock		149,968
	ASTRAZENECA PLC (UK)	Common stock		189,347
	AT&T INC	Common stock		330,600
	AVON PRODUCTS INC	Common stock		370,062
	BAE SYSTEMS PLC	Common stock		223,765
	BANCO ITAU HLDG FINCR SPO	Common stock		262,160
	BANK OF AMERICA CORPORATI	Common stock		217,128
	BARRICK GOLD CORP (USD)	Common stock		367,700
	BCE INC	Common stock		254,047
	BELGACOM SA	Common stock		241,161
	BELO CORP SER A	Common stock		26,052

NCR Savings Plan

Schedule H, Line 4i – Schedule of Assets Held (at End of Year)**

December 31, 2008

(a)	(b) Identity of Issue, Borrower Lender, or Similar Party	(c) Description of Investment including maturity Date, Rate of Interest, Collateral, Par on Maturity Date	(d) Cost****	(e) Current Value

	BENCHMARK ELECTRONICS INC	Common stock		157,071
	BIOMARIN PHARMACEUTICAL	Common stock		821,025
	BJ’S RESTAURANTS INC	Common stock		351,220
	BLACK BOX CORPORATION	Common stock		169,780
	BLUEPHOENIX SOLUTIONS LTD	Common stock		120,770
	BLYTH INC	Common stock		113,680
	BNP PARIBAS (FRAN)	Common stock		159,953
	BOB EVANS FARMS INC	Common stock		183,870
	BOEING CO	Common stock		245,353
	BORDERS GROUP INC	Common stock		12,280
	BOWNE & CO INC	Common stock		122,304
	BP PLC	Common stock		394,107
	BRIDGESTONE CORP	Common stock		117,013
	BRITISH AMER TOBACCO PLC	Common stock		460,714
	BUFFALO WILD WINGS INC	Common stock		210,176
	C T S CORP	Common stock		129,485
	CA INC	Common stock		1,178,508
	CACI INTL INC CL A	Common stock		288,576
	CALLAWAY GOLF CO	Common stock		183,013
	CAL-MAINE FOODS INC	Common stock		8,610
	CANADIAN IMP BK OF COMMER	Common stock		230,948
	CAPITAL ONE FIN CORP	Common stock		258,309
	CAPSTEAD MORTGAGE CORP	Common stock		65,697
	CARDIOME PHARMA CORP	Common stock		471,193
	CARPENTER TECHNOLOGY CORP	Common stock		205,400
	CARRIZO OIL & GAS INC	Common stock		261,899
	CATHAY GENERAL BANCORP	Common stock		118,750
	CATO CORP CL A	Common stock		191,770
	CBL & ASSOC PPTYS INC	Common stock		27,950
	CELADON GRP INC	Common stock		270,580
	CENTRAL PACIFIC FIN CORP	Common stock		115,460
	CHECK POINT SOFTWARE TECH	Common stock		282,951
	CHESAPEAKE ENERGY CORP	Common stock		203,742
	CHINA CONSTRUCTION BANK H	Common stock		215,506
	CHINA COSCO HLDGS CO H	Common stock		100,493
	CHINA MOBILE LIMITED	Common stock		284,086
	CISCO SYSTEMS INC	Common stock		1,013,860
	CIT GROUP INC	Common stock		258,780
	CITI (BHATRI) C/WT 1 144A	Common stock		208,069
	CITIGROUP INC	Common stock		834,724
	CITIZENS REPUBLIC BANCORP	Common stock		38,901
	CITY BK LYNNWOOD WASH	Common stock		32,760
	CLEAN HARBORS INC	Common stock		198,250
	CLP HLDGS LTD	Common stock		174,421
	CME GROUP INC	Common stock		83,244
	CNOOC LTD	Common stock		115,090
	COLRUYT NV NPV	Common stock		78,808
	COLUMBIA SPORTSWEAR CO	Common stock		198,072
	COMMONWEALTH BK OF AUSTRA	Common stock		233,884
	COMMVAULT SYSTEMS INC	Common stock		220,715
	CON WAY INC	Common stock		228,760
	CONCUR TECHNOLOGIES INC	Common stock		265,842
	CONOCOPHILLIPS	Common stock		310,800
	CONSOLIDATED GRAPHICS INC	Common stock		122,256
	CONVERGYS CORP	Common stock		290,373
	COPA HOLDINGS SA CL A	Common stock		626,260
	CORN PRODUCTS INTL INC	Common stock		72,125
	CORUS BANKSHARES INC	Common stock		21,312
	CRACKER BARREL OLD CTRY S	Common stock		306,791

NCR Savings Plan

Schedule H, Line 4i – Schedule of Assets Held (at End of Year)**

December 31, 2008

(a)	(b) Identity of Issue, Borrower Lender, or Similar Party	(c) Description of Investment including maturity Date, Rate of Interest, Collateral, Par on Maturity Date	(d) Cost****	(e) Current Value

	CRANE CO	Common stock		218,948
	CRH PLC (DO NOT TRADE)	Common stock		39,888
	CSG SYSTEMS INTL INC	Common stock		291,749
	CSL LIMITED	Common stock		403,440
	CSS INDUSTRIES INC	Common stock		164,982
	CUBIST PHARMACEUTICALS	Common stock		210,482
	DE LA RUE PLC	Common stock		41,713
	DECKERS OUTDOOR CORP	Common stock		229,626
	DEERE & CO	Common stock		264,408
	DEL MONTE FOODS CO	Common stock		236,334
	DELHAIZE GROUP	Common stock		77,638
	DELPHI FIN GROUP CL A	Common stock		162,272
	DELUXE CORP	Common stock		239,360
	DEUTSCHE BOERSE AG	Common stock		189,862
	DEUTSCHE TELEKOM AG (REGD	Common stock		217,096
	DIAGEO PLC	Common stock		165,433
	DURECT CORP	Common stock		565,201
	DYCOM INDUSTRIES INC	Common stock		214,542
	EASTMAN KODAK CO	Common stock		911,330
	EBAY INC	Common stock		1,312,240
	ELECTRONIC ARTS INC	Common stock		514,884
	EMC CORP	Common stock		402,048
	ENERGYSOLUTIONS INC	Common stock		235,543
	ENNIS INC	Common stock		147,742
	ENTERTAINMENT PPTYS TR RE	Common stock		95,360
	ESPRIT HOLDINGS LTD	Common stock		70,803
	ETHAN ALLEN INTERIORS INC	Common stock		113,523
	EV3 INC	Common stock		192,845
	EVERCORE PARTNERS CL A	Common stock		191,722
	EXCO RESOURCES INC	Common stock		810,698
	EXELON CORP	Common stock		44,488
	FANUC LTD	Common stock		41,598
	FBL FIN GROUP INC CL A	Common stock		108,150
	FEDERATED INVS CL B NV	Common stock		162,816
	FIDELITY NATL FINL NEW	Common stock		324,381
	FINANCIAL FEDERAL CORP	Common stock		379,301
	FIRST BANCORP P R	Common stock		112,514
	FIRST FINANCIAL BANCORP	Common stock		280,014
	FIRSTFED FIN CORP. DEL.	Common stock		12,950
	FIRSTMERIT CORP	Common stock		212,077
	FLAGSTAR BANCORP INC	Common stock		24,708
	FOMENTO ECONO MEX(FEMSA)S	Common stock		165,715
	FOOT LOCKER INC	Common stock		111,568
	FRANCE TELECOM SA	Common stock		331,608
	FRESH DEL MONTE PRODUCE	Common stock		186,086
	FTI CONSULTING INC	Common stock		294,888
	FULLER H B CO	Common stock		146,692
	GATX CORP	Common stock		195,111
	GDF SUEZ	Common stock		350,932
	GENCO SHIPPING & TRADING	Common stock		59,200
	GENERAL ELECTRIC CO	Common stock		1,138,860
	GIVAUDAN AG	Common stock		114,439
	GLATFELTER	Common stock		239,940
	GMX RESOURCES INC	Common stock		498,905
	GOLDMAN SACHS GROUP INC	Common stock		303,804
	GOODRICH PETRO CORP	Common stock		208,901
	GOOGLE INC A	Common stock		976,789
	GREEN MTN COFFEE ROASTERS	Common stock		243,810
	GREENHILL & CO INC	Common stock		488,390

NCR Savings Plan

Schedule H, Line 4i – Schedule of Assets Held (at End of Year)**

December 31, 2008

(a)	(b) Identity of Issue, Borrower Lender, or Similar Party	(c) Description of Investment including maturity Date, Rate of Interest, Collateral, Par on Maturity Date	(d) Cost****	(e) Current Value

	GREY WOLF INC (DELIST)	Common stock		302,084
	GRIFFON CORP	Common stock		131,553
	GROUP 1 AUTOMOTIVE INC	Common stock		62,466
	HALOZYME THERAPEUTICS INC	Common stock		214,838
	HANSEN MEDICAL INC	Common stock		180,074
	HARLEYSVILLE GROUP INC	Common stock		399,395
	HARTE-HANKS INC	Common stock		118,560
	HERCULES TECH GROWTH CAP	Common stock		110,088
	HERSHA HOSPITALITY TR (RE	Common stock		88,500
	HEWLETT-PACKARD CO	Common stock		1,052,410
	HOLLY CORP	Common stock		204,176
	HOLOGIC INC	Common stock		409,091
	HONDA MOTOR CO LTD	Common stock		136,199
	HONG KONG ELECTRIC HLDGS	Common stock		161,644
	HONG KONG EXCHS & CLEARIN	Common stock		18,993
	HORACE MANN EDUCATORS	Common stock		119,470
	HRPT PROPERTIES TR REIT	Common stock		209,951
	HSBC HLDGS PLC (UK REG)	Common stock		105,299
	HSBC HOLDINGS PLC (HK)	Common stock		230,237
	HUBBELL INC CL B	Common stock		241,832
	HUNTINGTON BANCSHARES INC	Common stock		184,606
	HUSKY ENERGY INC	Common stock		319,686
	ILLUMINA INC	Common stock		358,709
	IMATION CORP	Common stock		128,915
	IMMUCOR INC	Common stock		268,458
	INDEPENDENT BANK CORP	Common stock		44,712
	INDEVUS PHARMACEUTIC (DEL	Common stock		672,579
	INGLES MARKETS INC-CL A	Common stock		195,249
	INNERWORKINGS INC	Common stock		431,868
	INTEGRA BANK CORP	Common stock		3,151
	INTEGRATED DEVICE TECH	Common stock		231,132
	INTL BUS MACH CORP	Common stock		1,152,992
	INTREPID POTASH INC	Common stock		283,594
	IPC HOLDINGS LTD	Common stock		433,550
	IPC THE HOSPITALIST CO	Common stock		389,126
	IRWIN FINANCIAL CORP	Common stock		33,024
	JACKSON HEWITT TAX SVCS	Common stock		134,934
	JAKKS PACIFIC INC	Common stock		156,788
	JARDEN CORP	Common stock		49,105
	JDA SOFTWARE GRP INC	Common stock		253,409
	JER INVESTORS TRUST INC	Common stock		24,087
	JOURNAL COMM INC A	Common stock		150,185
	JPMORGAN CHASE & CO	Common stock		630,600
	KDDI CORP	Common stock		62,993
	KELLY SERVICES INC CL A	Common stock		247,190
	KEMET CORP	Common stock		14,283
	KINDRED HEALTHCARE INC	Common stock		167,958
	KINETIC CONCEPTS INC	Common stock		72,884
	KNIGHT TRANSPORTATION INC	Common stock		507,458
	KPN (KON) NV	Common stock		413,171
	KT & G CORP	Common stock		200,286
	LEAR CORP	Common stock		25,944
	LENNOX INTERNATIONAL INC	Common stock		113,015
	LIFE TIME FITNESS INC	Common stock		263,053
	LINCARE HOLDINGS INC	Common stock		191,203
	LONZA GROUP AG	Common stock		241,955
	MACK CALI REALTY REIT	Common stock		117,600
	MAN GROUP PLC	Common stock		12,758
	MAXIMUS INC	Common stock		217,682

NCR Savings Plan

Schedule H, Line 4i – Schedule of Assets Held (at End of Year)**

December 31, 2008

(a)	(b) Identity of Issue, Borrower Lender, or Similar Party	(c) Description of Investment including maturity Date, Rate of Interest, Collateral, Par on Maturity Date	(d) Cost****	(e) Current Value

	MEDICAL PPTY TR INC	Common stock		143,868
	MEDICIS PHARMACEUTIC CL A	Common stock		97,300
	MENTOR GRAPHICS CORP	Common stock		46,013
	MERCK & CO INC	Common stock		358,720
	MERIX CORPORATION	Common stock		14,460
	MERRILL LYNCH & CO INC	Common stock		888,132
	MESA AIR GROUP INC	Common stock		11,102
	METHODE ELECTRONICS INC	Common stock		139,518
	METTLER-TOLEDO INTL INC	Common stock		215,680
	MICREL INC	Common stock		253,657
	MICROSEMI CORP	Common stock		219,304
	MICROSOFT CORP	Common stock		365,472
	MITSUBISHI UFJ FINL GRP	Common stock		329,258
	MODINE MANUFACTURING CO	Common stock		43,830
	MONTPELIER RE HLDGS LTD	Common stock		327,405
	MSC INDU DIRECT CO CL A	Common stock		219,139
	MUELLER INDUSTRIES INC	Common stock		175,560
	NACCO INDUSTRIES INC CL A	Common stock		115,971
	NASH-FINCH CO	Common stock		251,384
	NELNET INC CL A	Common stock		264,145
	NESTLE SA (REG)	Common stock		515,516
	NETLOGIC MICROSYSTEMS INC	Common stock		542,040
	NEWMARKET CORP	Common stock		129,167
	NEXEN INC	Common stock		236,237
	NINTENDO CO LTD	Common stock		458,400
	NIPPON TELEGRAPH & TELEPH	Common stock		583,152
	NOKIA OYJ	Common stock		170,440
	NORTHWESTERN CORP	Common stock		237,047
	NOVARTIS AG (REG)	Common stock		80,746
	NOVEN PHARMACEUTICALS INC	Common stock		134,200
	NOVO-NORDISK AS CL B	Common stock		257,330
	NUCOR CORP	Common stock		420,420
	NYSE EURONEXT	Common stock		862,470
	OIL STATES INTL INC	Common stock		84,105
	OLD DOMINION FREIGHT LINE	Common stock		276,318
	OM GROUP INC	Common stock		73,885
	OMNITURE INC	Common stock		312,816
	ORBITAL SCIENCES CORP	Common stock		466,767
	ORIENTAL FIN GROUP INC	Common stock		157,905
	OVERSEAS SHIPHOLDING GROU	Common stock		240,027
	PACER INTERNATIONAL INC	Common stock		193,998
	PACIFIC CAP BANCORP NEW	Common stock		38,824
	PAR PHARMACEUTICALS COS	Common stock		199,809
	PENNEY (J.C.) CO INC	Common stock		510,230
	PENNSYLVANIA RE INVSTMENT	Common stock		52,150
	PEPSICO INC	Common stock		43,816
	PETROBRAS SA SPONS ADR	Common stock		313,472
	PETROHAWK ENERGY CORP	Common stock		899,663
	PHASE FORWARD INC	Common stock		210,161
	PHILIP MORRIS INTL INC	Common stock		539,524
	PINNACLE ENTERTAINMENT	Common stock		659,269
	POLARIS INDUSTRIES INC	Common stock		254,985
	PORTLAND GEN ELECTRIC CO	Common stock		239,481
	POZEN INC	Common stock		418,431
	PRESIDENTIAL LIFE CORP	Common stock		173,075
	PROVIDENT BANCSHARES CORP	Common stock		220,248
	PRUDENTIAL FINANCIAL INC	Common stock		24,208
	PSYCHIATRIC SOLUTIONS INC	Common stock		247,865
	QUAKER CHEMICAL CORP	Common stock		231,945

NCR Savings Plan

Schedule H, Line 4i – Schedule of Assets Held (at End of Year)**

December 31, 2008

(a)	(b) Identity of Issue, Borrower Lender, or Similar Party	(c) Description of Investment including maturity Date, Rate of Interest, Collateral, Par on Maturity Date	(d) Cost****	(e) Current Value

	QUANTUM CORP	Common stock		56,808
	QUICKSILVER RES INC	Common stock		810,563
	RADIOSHACK CORP	Common stock		121,788
	RECKITT BENCKISER GROUP P	Common stock		127,911
	RENAISSANCERE HLDGS LTD	Common stock		257,800
	RF MICRO DEVICES INC	Common stock		53,352
	RICHEMONT CIE FINANCIERE	Common stock		19,143
	RIO TINTO LTD	Common stock		257,509
	RLI CORP	Common stock		67,276
	ROCHE HLDGS GENUSSSCHEINE	Common stock		38,081
	ROGERS COMM CL B NON VTG	Common stock		267,651
	ROYAL BANK OF CANADA	Common stock		367,913
	ROYAL DUTCH SHELL PL CL A	Common stock		446,295
	RPM INTERNATIONAL INC	Common stock		229,917
	RUBY TUESDAY INC	Common stock		51,168
	RYDER SYSTEM INC	Common stock		271,460
	SAFETY INSURANCE GROUP	Common stock		205,524
	SAMSUNG ELECTRONICS CO	Common stock		162,474
	SAPIENT CORPORATION	Common stock		430,818
	SCHOLASTIC CORP	Common stock		100,492
	SCHWEITZER-MAUDUIT INTL	Common stock		272,272
	SEACOR HOLDINGS INC	Common stock		386,570
	SEARS HOLDINGS CORP	Common stock		925,106
	SECURITAS AB SER B	Common stock		216,681
	SECURITY BK CORP	Common stock		25,145
	SELECTIVE INSURANCE GROUP	Common stock		442,549
	SHULMAN A INC	Common stock		197,200
	SINCLAIR BROADCAST G CL A	Common stock		42,470
	SKYWORKS SOLUTIONS INC	Common stock		133,514
	SMART BALANCE INC	Common stock		356,490
	SMITH (AO) CORP	Common stock		345,384
	SOUTH FINANCIAL GROUP INC	Common stock		43,200
	SSBK GOVT STIF FUND	Common stock		187,755
	SSBK STIF FUND	Common stock		1,024,513
	SSBK STIF FUND	Common stock		176,377
	SSBK STIF FUND	Common stock		221,122
	STAGE STORES INC	Common stock		131,175
	STAGECOACH GROUP PLC	Common stock		142,671
	STANCORP FINL GROUP INC	Common stock		208,850
	STATE STREET CORP	Common stock		951,786
	STEELCASE INC CLASS A	Common stock		220,866
	STEPAN CO	Common stock		42,291
	SUEZ ENVIRONNEMENT SA	Common stock		106,700
	SUN HUNG KAI PROPERTIES	Common stock		92,558
	SUNOPTA INC	Common stock		172,783
	SUNSTONE HOTEL INVS INC	Common stock		159,083
	SWEDISH MATCH AB	Common stock		209,850
	SWIFT ENERGY CO	Common stock		114,308
	SWITCH & DATA FACILITIS C	Common stock		221,803
	SYNTHES ACCR INVS (SWIT)	Common stock		56,146
	TAIWAN SEMIC MFG CO SP AD	Common stock		82,950
	TALEO CORP CL A	Common stock		210,212
	TCF FINANCIAL CORPORATION	Common stock		277,298
	TECHNITROL INC	Common stock		39,672
	TELSTRA CORP LTD	Common stock		314,223
	TENNECO INC	Common stock		25,665
	TESCO PLC	Common stock		272,656
	TESORO CORP	Common stock		179,112
	TEVA PHARMACEUTICAL IND A	Common stock		587,466

NCR Savings Plan

Schedule H, Line 4i – Schedule of Assets Held (at End of Year)**

December 31, 2008

(a)	(b) Identity of Issue, Borrower Lender, or Similar Party	(c) Description of Investment including maturity Date, Rate of Interest, Collateral, Par on Maturity Date	(d) Cost****	(e) Current Value

	TEXAS INSTRUMENTS INC	Common stock		848,944
	TEXAS ROADHOUSE INC CL A	Common stock		320,850
	TIME WARNER INC (OLD)	Common stock		1,277,620
	TITAN MACHINERY INC	Common stock		272,947
	TNS INC	Common stock		22,536
	TOKYO ELECTRIC POWER CO	Common stock		198,402
	TOTAL SA (FRAN)	Common stock		268,468
	TRANS WORLD ENTERTAINMENT	Common stock		47,684
	TRIMERIS INC	Common stock		51,471
	TRUSTMARK CORP	Common stock		166,243
	UAL CORP	Common stock		384,047
	UBS AG (REGD)	Common stock		217,333
	UCBH HOLDINGS INC	Common stock		372,208
	ULTIMATE SOFTWARE GROUP	Common stock		317,798
	UNDER ARMOUR INC CL A	Common stock		183,616
	UNILEVER NV CVA (BEARER)	Common stock		177,735
	UNITED ONLINE INC	Common stock		199,703
	UNITED OVERSEAS BANK (LOC	Common stock		153,326
	UNITED RENTALS INC	Common stock		63,110
	UNITED THERAPEUTICS DEL	Common stock		398,756
	UNITEDHEALTH GROUP INC	Common stock		2,292,920
	UNITS, FUND SHARES	Common stock		(7,505)
	UNIVERSAL HEALTH SVC CL B	Common stock		60,112
	VALE DO RIO DOCE (CIA)SPO	Common stock		85,981
	VISHAY INTERTECHNOLOGY	Common stock		91,998
	VISTAPRINT LIMITED	Common stock		773,897
	VITRAN CORP INC CL A	Common stock		174,753
	VODAFONE GROUP PLC	Common stock		252,934
	WEBSTER FINANCIAL	Common stock		175,006
	WERNER ENTERPRISES INC	Common stock		161,262
	WEST COAST BANCORP OREGON	Common stock		102,804
	WESTAR ENERGY INC	Common stock		207,151
	WGL HOLDINGS INC	Common stock		333,438
	WHITNEY HOLDING CORP	Common stock		113,529
	WIND RIVER SYSTEMS INC	Common stock		569,703
	WORTHINGTON INDU INC	Common stock		218,196
	XYRATEX LTD	Common stock		33,335
	YAHOO INC	Common stock		1,066,280
	YARA INTERNATIONAL ASA	Common stock		123,380
	YRC WORLDWIDE INC	Common stock		34,440
	ZENITH NATIONAL INSURANCE	Common stock		350,427
	ZURICH FIN SVCS AG	Common stock		24,683
*	Participant loans receivable (a)	Participant loans receivable		11,191,068

				$982,204,979

(a)	The participant loan interest rates are between 5.0%—10.50%. The loans are due at various dates through December 31, 2013.
*	Party-in-interest
**	This schedule represents those assets required to be reported under Department of Labor Section 2520.103-11 and Form 5500 Schedule H, Line 4i.
***	This line item represents the aggregate value of participant-directed mutual fund investments held within the Mutual Fund Window at Fidelity, which is a party-in-interest.
****	Per Department of Labor Section 2520.103-11(d), cost may be omitted as all investments are participant directed.

Signatures

NCR Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCR Corporation, the administrator of the NCR Savings Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NCR Savings Plan

	By:	/s/ Anthony Massetti
Anthony Massetti
Senior Vice President and Chief Financial Officer
NCR Corporation

Date: June 26, 2009

Exhibit Index

Exhibit No. 23	Consent of PricewaterhouseCoopers LLP